Nasus pharma ltd.

Yigal Alon 65

Tel Aviv, 6744317, Israel

March 21, 2025

Via EDGAR

Daniel Crawford

Alan Campbell

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Nasus Pharma Ltd. (the “Company,” “we,” “our” and similar terminology) Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted February 5, 2025 CIK No. 0002029039

Dear Sirs,

The purpose of this letter is to respond to the comment letter of February 18, 2025 received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned Amendment No. 2 to the Draft Registration Statement on Form F-1. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing Amendment No. 3 to the Draft Registration Statement on Form F-1 (“Amendment No. 3”).

Page references in our responses are to Amendment No. 3. Unless otherwise stated, any defined terms in Amendment No. 3 apply within this letter.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted February 5, 2025

Cover Page

1.	We note your revisions to the prospectus cover page. Please revise your cover page to reflect your disclosure on page 164 that you will be issuing warrants to the underwriters’ representative as part of the underwriting compensation.

Response: In response to the Staff’s comment, we have revised the prospectus cover page to reflect our disclosure on page 164 that we will be issuing warrants to the underwriters’ representative as part of the underwriting compensation.

Business

Our Phase 2 dose finding/safety study – NP006, page 92

2.

We note your response to prior comment 7 and revised disclosure. Please further revise your discussion of your Phase 2 trial to clarify, if true, that in trials not powered for statistical significance, there is a high chance that observed effects may not be real due to small sample size. Please similarly revise your discussion of NS001 as compared to Narcan on page 99.

Response: In response to the Staff’s comment, we have revised our disclosures on pages 92 and 100 to clarify that in trials not powered for statistical significance, there is a high chance that observed effects may not be real due to small sample size.

Daniel Crawford

Alan Campbell

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Competition, page 100

3.	We note your response to prior comment 9 and revised disclosure. However, we further note that you have retained your graphic on page 101 and your statement on page 95 claiming that NS001 creates significantly higher plasma levels of naloxone in the blood as compared to 8 mg dosage of Narcan and Kloxxado. Given that this graphic and this statement do not appear to be based on head-to-head trials, please remove them.

Response: In response to the Staff’s comment, we have revised our disclosure to remove the graphic on page 101 and our statement on page 95 claiming that NS001 creates significantly higher plasma levels of naloxone in the blood as compared to 8 mg dosage of Narcan and Kloxxado.

If you have any questions or require additional information, please contact our attorneys Eric Victorson, Esq. at (212) 660-3092 or Oded Har-Even, Esq. at (212) 660-5002, each of Sullivan & Worcester LLP.

Sincerely,

Nasus pharma LTD.

By:	/s/ Udi Gilboa
Executive Chairman